UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL _______________________________ OMB Number: 3235-0145 Expires: January 31, 2006 Estimated average burden hours per response 11
SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Fortune Acquisition Corp.
(Name of Issuer)

Warrants
(Title of Class of Securities)

G21098119
(CUSIP Number)

January 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.  G21098119

1	Name of Reporting Person.
I.R.S. Identification No. of Above Persons (Entities Only).

Craig Samuels
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America
	5	Sole Voting Power

		N/A
Number of	6	Shared Voting Power
Shares
Beneficially		N/A
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		869,700
	8	Shared Dispositive Power

		-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person

869,700
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

9.0%(1)
12	Type of Reporting Person

IN

(1)	Based on 9,625,000 warrants outstanding.

Page 2 of 5 Pages

CUSIP No.  G21098119

Item 1(a):	Name of Issuer.

China Fortune Acquisition Corp.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

Jinmao Tower
88 Century Blvd, Suite 4403
Pudong, Shanghai 200121
Peoples Republic of China

Item 2(a):	Name of Person Filing.

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):	Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Warrants

Item 2(e):	CUSIP Number.

G21098119

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 3 of 5 Pages

CUSIP No.  G21098119

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

CUSIP No.  G21098119

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2009

/s/ Craig Samuels
Craig Samuels
Page 5 of 5 Pages